December 19, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re:	MyECheck, Inc Registration Statement on Form 10

Filed October 27, 2014

(File No. 000-55296)

Ladies and Gentlemen:

Pursuant to Rule 477 Regulation C, promulgated under the Securities Act of 1933, as amended, MyECheck, Inc. (the “Company”) hereby applies for the withdrawal of its Registration Statement on Form 10 (File No. 000-55296) filed October 27, 2014, together with all exhibits and amendments thereto (the “Registration Statement”).

The Company requests the withdrawal of the registration statement because the amendment and related documents were not filed on a timely basis by our EDGAR contractor which did not provide adequate time for such documents to be reviewed before the effective date of the registration statement.

The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Owen Naccarato, Esq. at (949) 851-9262.

If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (916) 936-2354 or Owen M. Naccarato at (949) 851-9261.

Very truly yours,

MyECheck, Inc.

By:	/s/ Bruce M. Smith
Name: Bruce M. Smith Title: Chief Financial Officer